PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated February 10, 2026)	Registration No. 333-293093

SUNPOWER INC.

Up to 22,381,878 Shares of Common Stock

This prospectus supplement supplements the prospectus dated February 10, 2026 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-293093). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the registration of the resale or other disposition of up to 22,381,878 shares of our common stock by YA II PN, LTD (“Yorkville”). Yorkville is also referred to in the prospectus and this prospectus supplement as the Selling Securityholder. The shares of our common stock to which the prospectus and this prospectus supplement relate have been or may be issued by us to Yorkville pursuant to a standby equity purchase agreement, dated as of January 27, 2026, by and between us and Yorkville (the “Purchase Agreement”). Such shares of common stock include (i) up to 22,206,878 shares of common stock that may be issued to Yorkville pursuant to convertible promissory notes that have been or may be issued by us to Yorkville pursuant to the Purchase Agreement (the “Conversion Shares”) and (ii) 175,000 shares of common stock we issued to Yorkville as consideration for its commitment to purchase shares of our common stock pursuant to the Purchase Agreement (the “Commitment Shares” and, collectively with the Conversion Shares, the “Offered Securities”).

We are not selling any securities under the prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of our common stock by the Selling Securityholder. Prior to the date of the prospectus, we received proceeds of $1,710,000 in connection with our sale and issuance to Yorkville of a convertible promissory note pursuant to the Purchase Agreement in the aggregate principal amount of $1,900,000; and we may receive up to an additional $16,290,000 proceeds from up to an additional $18,100,000 aggregate principal amount of convertible promissory notes we may elect to issue and sell to Yorkville pursuant to the Purchase Agreement prior to or after the date of the prospectus. See “PROSPECTUS SUMMARY – The Standby Equity Purchase Agreement” on page 4 of the prospectus for a description of the Purchase Agreement and “SELLING SECURITYHOLDER” on page 107 of the prospectus for additional information regarding the Selling Securityholder.

The Selling Stockholder may sell or otherwise dispose of the common stock described in the prospectus in a number of different ways and at varying prices. Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), only with respect to advances under the Purchase Agreement and any profits on the sales of shares of our common stock by Yorkville and any discounts, commissions, or concessions received by Yorkville are deemed to be underwriting discounts and commissions under the Securities Act. If any underwriters, dealers, or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission, or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. Yorkville is not an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act with respect to conversion of the convertible promissory notes issued or issuable to Yorkville pursuant to the Purchase Agreement. We will pay the expenses incurred in registering under the Securities Act the offer and sale of the shares of the common stock to which the prospectus and this prospectus supplement relate by the Selling Stockholder, including our legal and accounting fees. See “Plan of Distribution” on page 121 of the prospectus for more information. No securities may be sold without delivery of the prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities. You should carefully read the prospectus and any applicable prospectus supplement before you invest in our securities.

We engaged Northland Capital Markets (“Northland”) as our placement agent in connection with the Purchase Agreement. We have agreed to pay Northland a cash fee of 5.0% based upon the aggregate gross proceeds received from the sales of convertible promissory notes and common stock that we elect to make to Yorkville pursuant to the Purchase Agreement. See “Plan of Distribution” on page 121 of the prospectus for additional information regarding this arrangement.

Shares of our common stock are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “SPWR”. On March 30, 2026, the closing price of our common stock was $1.22.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 10 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated March 31, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 25, 2026

SunPower Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45700 Northport Loop East, Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 270-2507

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SPWR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SPWRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Approval of Second Amendment to 2023 Equity Incentive Plan

On March 25, 2026, SunPower Inc. (the “Company”) held a Special Meeting of Stockholders (the “Special Meeting”). At the Special Meeting, the Company’s stockholders approved the Second Amendment (the “Second Amendment”) to the Company’s 2023 Equity Incentive Plan, as amended (as amended, the “2023 Plan”). The Second Amendment increases the total number of shares of common stock of the Company, $0.0001 par value per share (the “Common Stock”), reserved for issuance under the 2023 Plan to 44,573,109 shares of Common Stock.

The foregoing description of the Second Amendment is qualified in its entirety by reference to the Second Amendment, filed as Exhibit 10.1 hereto.

Item 5.07 Submission of Matters to a Vote of Security Holders.

The Company held the Special Meeting on March 25, 2026. Set forth below are the final results of the voting with respect to each matter acted upon at the Special Meeting. The related proposals are described in further detail in the Company’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on February 20, 2026 (the “Proxy Statement”).

Proposal 1 - To approve, for purposes of complying with Nasdaq Listing Rule 5635(a), the issuance of shares of Common Stock as additional consideration pursuant to the Membership Interest Purchase Agreement, dated as of September 21, 2025, by and among SunPower Inc., Complete Solar, Inc., Chicken Parm Pizza LLC and Sunder Energy LLC in excess of 3,333,334 shares of Common Stock

The Company’s stockholders approved Proposal 1.

VOTES FOR	VOTES AGAINST	WITHHOLD/ ABSTAIN	BROKER NON-VOTES
74,998,001	264,302	45,127	—

Proposal 2 – To approve, for purposes of complying with Nasdaq Listing Rule 5635(a), the issuance of shares of Common Stock that may be issuable upon the conversion of an additional $22,225,000 aggregate principal amount of the Company’s 7.00% Convertible Senior Notes due 2029 (the “7.00% Notes” and such additional $22,225,000 aggregate principal amount of 7.00% Notes, the “Additional 7.0% Notes”), which Additional 7.0% Notes may become issuable by the Company following the exercise of an additional purchase option for the Additional 7.0% Notes pursuant to the various Note Purchase Agreements, dated as of September 21, 2025, between the Company and the purchasers party thereto

The Company’s stockholders approved Proposal 2.

VOTES FOR	VOTES AGAINST	WITHHOLD/ ABSTAIN	BROKER NON-VOTES
74,979,796	277,299	50,335	—

Proposal 3 – To approve, for purposes of complying with Nasdaq Listing Rule 5635(a), the issuance of shares of Common Stock as post-closing consideration pursuant to the Membership Interest Purchase Agreement, dated as of November 21, 2025, by and among SunPower Inc., Ambia Holdings, Inc. and Ambia Energy, LLC in excess of 16,620,910 shares of Common Stock

The Company’s stockholders approved Proposal 3.

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON-VOTES
72,197,199	3,050,751	59,480	—

Proposal 4 – To approve, for purposes of complying with Nasdaq Listing Rule 5635(d), the increase of the aggregate commitment amount under the Amended White Lion Purchase Agreement (as defined in the Proxy Statement) from $30.0 million to $55.0 million shares of Common Stock

The Company’s stockholders approved Proposal 4,

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON-VOTES
74,368,503	879,458	59,469	—

Proposal 5 – To approve, for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of shares of Common Stock (a) pursuant to the Standby Equity Purchase Agreement, dated January 27, 2026 between YA II PN, Ltd. (“Yorkville”), and SunPower Inc. (the “Yorkville Purchase Agreement”) and (b) upon the conversion of convertible promissory notes issued to Yorkville in connection with the Yorkville Purchase Agreement, in an amount that may be equal to or exceed 20% of the Common Stock outstanding as of January 27, 2026

The Company’s stockholders approved Proposal 5.

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON-VOTES
74,010,772	1,250,720	45,938	—

Proposal 6 – To approve an amendment to the Company’s 2023 Equity Incentive Plan, as amended, to reserve an additional 8,000,000 shares of Common Stock for issuance under the 2023 Equity Incentive Plan, as amended

The Company’s stockholders approved Proposal 6.

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON-VOTES
66,817,445	8,440,188	49,797	—

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
10.1	Second Amendment to 2023 Equity Incentive Plan, as amended
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunPower Inc.

Dated: March 30, 2026	By:	/s/ Wendell Laidley
Wendell Laidley
Chief Financial Officer

Exhibit 10.1

Second Amendment

to SunPower Inc.

2023 Equity Incentive Plan, As Previously Amended

This Second Amendment (the “Amendment”) to the SunPower Inc. 2023 Equity Incentive Plan, as previously amended (the “Plan”), is made by SunPower Inc., a Delaware corporation (the “Company”), effective as of the date of its approval by the stockholders of the Company at the Company’s 2026 Special Meeting of Stockholders.

This Amendment was approved by the Company’s Board of Directors on February 10, 2026.

1. Amendments.

a. Section 2(a) of the Plan is hereby amended and restated in its entirety to read as follows:

“(a) Shares Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed 44,573,109 shares of Common Stock (which number of shares of Common stock includes additional shares of Common Stock available for issuance as a result of automatic increases thereto through and including January 1, 2026, as contemplated by the next sentence). In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to 4% of the total number of shares of Common Stock outstanding on December 31 of the preceding year; provided, however, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.”

b. Section 2(b) of the Plan is hereby amended and restated in its entirety to read as follows:

“(b) Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is 44,573,109 shares.”

2. Continued Effect. Except as set forth herein, the Plan shall remain unchanged and in full force and effect, and the forms of stock option award agreements, restricted stock units award agreements and any outstanding award agreements under the Plan shall effectively adopt the amendments herein, as applicable.